```
                     UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                       FORM 13F

                  FORM 13F Cover Page
```

Report for the Calendar Year or Quarter Ended December 31, 2008

Check here if Amendment: |_|; Amendment Number: _____

This Amendment (Check only one): |_| is a restatement
                                      |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

```
/s/ Robert Rettie          New York, New York          February 17, 2009
-------------------        ------------------          -------------------
    [Signature]               [City, State]                   [Date]
```

<PAGE>

Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
          manager are reported in this report).

[ ]   13F NOTICE. (Check here if no holdings reported are in this report,
          and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
          this reporting manager are reported in this report and a portion are
          reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

                         Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 2

Form 13F Information Table Entry Total: 42

Form 13F Information Table Value Total: $85,429
                                        (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number   Name
28-12869   Tiedemann/Falconer Partners L.P.
28-XXXXX   Arbitrage Associates L.P.

<PAGE>

<TABLE>

FORM 13F INFORMATION TABLE

<caption>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		COLUMN 6	COLUMN 7	COLUMN 8		
			VALUE	SHRS OR	SH/ PUT/	INVESTMENT	OTHER	VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(X$1000)	PRN AMT	PRN CALL	DISCRETION	MNGRS	SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C> <C>	<C>	<C>	<C>	<C>	<C>
APEX SILVER MINES LTD	NOTE 4.000% 9/1	03760XAD3	16	500,000 PRN		SOLE	NONE	500,000		
ASML HOLDING N V	NY REG SHS	N07059186	632	35,000 SH	PUT	SOLE	NONE	35,000		
BAIDU COM INC	SPON ADR REP A	056752108	261	2,000 SH		SOLE	NONE	2,000		
BANK OF AMERICA CORPORATION	COM	060505104	3,238	230,000 SH	PUT	SOLE	NONE	230,000		
BPW ACQUISITION CORP	COM	055637102	1,347	150,400 SH		SOLE	NONE	150,400		
CANO PETE INC	COM	137801106	171	388,362 SH		SOLE	NONE	388,362		
CHICOS FAS INC	COM	168615102	3,887	930,000 SH		SOLE	NONE	930,000		
CHINA MOBILE LIMITED	SPONSORED ADR	16941M109	763	15,000 SH		SOLE	NONE	15,000		
CIT GROUP INC	COM	125581108	91	20,000 SH	CALL	SOLE	NONE	20,000		
CITIGROUP INC	COM	172967101	1,007	150,000 SH	PUT	SOLE	NONE	150,000		
DATASCOPE CORP	COM	238113104	5,571	106,633 SH		SOLE	NONE	106,633		
E TRADE FINANCIAL CORP	COM	269246104	199	173,225 SH		SOLE	NONE	173,225		
FOSSIL INC	COM	349882100	12,547	751,300 SH		SOLE	NONE	751,300		
GENENTECH INC	COM NEW	368710406	1,499	18,076 SH		SOLE	NONE	18,076		
GENERAL ELECTRIC CO	COM	369604103	1,620	100,000 SH	PUT	SOLE	NONE	100,000		
GHL ACQUISITION CORP	COM	36172H108	350	38,900 SH		SOLE	NONE	38,900		
GUESS INC	COM	401617105	12,280	800,000 SH		SOLE	NONE	800,000		
HAWAIIAN HOLDINGS INC	COM	419879101	128	20,000 SH		SOLE	NONE	20,000		
HAWAIIAN HOLDINGS INC	COM	419879101	128	20,000 SH	PUT	SOLE	NONE	20,000		
HOME DEPOT INC	COM	437076102	2,532	110,000 SH	PUT	SOLE	NONE	110,000		
ICICI BK LTD	ADR	45104G104	289	15,000 SH		SOLE	NONE	15,000		
INTERNATIONAL BUSINESS MACHS	COM	459200101	1,262	15,000 SH	PUT	SOLE	NONE	15,000		
ISHARES SILVER TRUST	ISHARES	46428Q109	563	50,000 SH		SOLE	NONE	50,000		
ISHARES INC	MSCI TAIWAN	464286731	380	50,000 SH		SOLE	NONE	50,000		
JPMORGAN & CHASE & CO	COM	46625H100	3,153	100,000 SH	PUT	SOLE	NONE	100,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	75	47,500 SH		SOLE	NONE	47,500		
LIBERTY ACQUISITION HLDGS CO	COM	53015Y107	2,280	275,000 SH		SOLE	NONE	275,000		
MIDWAY GAMES INC	NOTE 6.000% 9/3	598148AB0	1,738	2,200,000 PRN		SOLE	NONE	2,200,000		
NDS GROUP PLC	SPONSORED ADR	628891103	6,510	113,532 SH		SOLE	NONE	113,532		
NRDC ACQUISITION CORP	COM	62941R102	1,473	160,800 SH		SOLE	NONE	160,800		
NRG ENERGY INC	COM NEW	629377508	1,983	85,000 SH		SOLE	NONE	85,000		
PRECISION DRILLING TR	TR UNIT	740215108	989	117,826 SH		SOLE	NONE	117,826		
PRIDE INTL INC DEL	COM	74153Q102	1,438	90,000 SH	CALL	SOLE	NONE	90,000		
ROYAL CARIBBEAN CRUISES LTD	COM	V7780T103	275	20,000 SH	PUT	SOLE	NONE	20,000		
SPDR GOLD TRUST	GOLD SHS	78463V107	433	5,000 SH		SOLE	NONE	5,000		
TRANSDIGM GROUP INC	COM	893641100	1,007	30,000 SH	PUT	SOLE	NONE	30,000		
TRIAN ACQUISITION I CORP	COM	89582E108	491	55,100 SH		SOLE	NONE	55,100		
TURBOCHEF TECHNOLOGIES INC	COM NEW	900006206	1,973	401,803 SH		SOLE	NONE	401,803		
UNDER ARMOUR INC	CL A	904311107	5,505	230,900 SH	PUT	SOLE	NONE	230,900		
UNITED REFINING ENERGY CORP	COM	911360105	342	37,050 SH		SOLE	NONE	37,050		
UST INC	COM	902911106	2,792	40,249 SH		SOLE	NONE	40,249		
WACHOVIA CORP NEW	COM	929903102	2,211	376,669 SH		SOLE	NONE	376,669		
			85,429							

</TABLE>

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